SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Third Quarter 2017 Results

Monterrey, Mexico, October 26, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2017.

FINANCIAL HIGHLIGHTS:

•	14.3% revenue growth (5.4% on an organic[1] basis) at FEMSA Consolidated
•	11.9% revenue growth at FEMSA Comercio’s Retail Division
•	5.3% income from operations growth at FEMSA Comercio’s Health Division
•	16.2% same-station sales growth at FEMSA Comercio’s Fuel Division
•	16.6% revenue growth (-1.8% on an organic[1] basis) at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2017

Change vs. same period of last year

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q17	YTD17	3Q17	YTD17	3Q17	YTD17	3Q17	YTD17
FEMSA CONSOLIDATED	14.3%	20.9%	13.3%	18.9%	0.9%	8.0%
FEMSA COMERCIO
Retail Division	11.9%	13.3%	13.8%	15.7%	6.6%	9.0%	4.9%	7.0%
Health Division	1.8%	12.0%	5.2%	13.6%	5.3%	2.4%	0.2%	8.6%
Fuel Division	27.5%	37.2%	19.2%	20.6%	3.3%	-11.7%	16.2%	21.0%
COCA-COLA FEMSA	16.6%	25.6%	16.6%	22.9%	-2.8%	7.0%

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “The third quarter was atypical, and one that unfortunately we will remember for the number and severity of natural disasters that took place during the month of September. In particular, the earthquakes in Mexico caused tremendous human loss. Much less importantly, but of relevance to our results, these disasters had a moderate impact on our numbers.

However, our business units made progress across markets. FEMSA Comercio’s Retail Division added new stores at an accelerated pace, and same-store-sales continued to grow well in spite of some quake-related temporary store closures, while we saw stable results at our Health Division. And at the Fuel Division, we saw sequential improvement in profitability as the industry continues to evolve. Meanwhile, at Coca-Cola FEMSA our Mexico operations had to contend with flooding and business disruptions linked to the natural disasters, while we continued to see challenging conditions in some of our South American markets but early signs of stabilization in Brazil, and encouraging trends in Argentina.

Finally, as you know we successfully monetized a small portion of our Heineken shares, strengthening our balance sheet and improving our financial flexibility in an efficient manner. All told, it was an eventful third quarter that sets us up for a solid close of the year and, more importantly, for sustained growth in 2018 and beyond.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

Follow tomorrow’s event live 9:00 AM ET Earnings Conference Call	1

Quarterly results

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

3Q17 Financial Summary

(Millions of Ps.)

	3Q17	3Q16	Var.
Revenues	114,648	100,325	14.3%
Income from Operations	9,385	9,303	0.9%
Income from Operations Margin (%)	8.2	9.3	-110 bps
Operative Cash Flow (EBITDA)	14,813	13,340	11.0%
Operative Cash Flow (EBITDA) Margin (%)	12.9	13.3	-40 bps
Net Income	33,715	7,930	N.S.

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of September 30, 2017	Ps.	US$[3]
Cash Balance	101,139	5,573
Short-term debt	6,737	371
Long-term debt	113,121	6,233
Net debt[4]	18,719	1,031

Total revenues increased 14.3%, reflecting growth across all operations including the consolidation of the Philippines and the integration of Vonpar at Coca-Cola FEMSA. On an organic basis,1 total revenues grew 5.4%.

Gross profit grew 13.3%. Gross margin contracted 30 basis points, mostly driven by the growth of lower margin businesses at FEMSA Comercio.

Income from operations increased 0.9%. On an organic basis,1 income from operations decreased 5.9% reflecting a decline at Coca-Cola FEMSA. Consolidated operating margin decreased 110 basis points to 8.2% of total revenues, mostly driven by a margin contraction at Coca-Cola FEMSA. This decrease also reflects higher freight and labor expenses, and the consolidation of Coca-Cola FEMSA’s results in the Philippines, as well as a margin contraction at FEMSA Comercio’s Retail Division.

Our effective income tax rate was 16.8% in 3Q17 compared to 21.9% in 3Q16.

Net consolidated income increased significantly to reach Ps. 33,715 million, mainly driven by the extraordinary non-operating income generated from the sale of 5.24% of the combined interest in the Heineken Group completed on September 18, 2017. This increase also reflected a gain in Other financial income driven by Coca-Cola FEMSA, and a foreign exchange gain related to a substantially higher U.S. dollar-denominated cash position at FEMSA coming from the sale of the Heineken shares, as impacted by the depreciation of the Mexican peso during the final days of the quarter.

Net majority income was Ps. 9.07 per FEMSA Unit2 and US$ 5.00 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,139 million, reflecting higher investments in Coca-Cola FEMSA.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2017 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 29, 2017 was 18.1480 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

October 26, 2017	2

FEMSA COMERCIO – RETAIL DIVISION

FEMSA COMERCIO – RETAIL DIVISION

3Q17 Financial Summary

(Millions of Ps. except same-stores sales)

	3Q17	3Q16	Var.
Same-store sales (thousands of Ps.)	788	751	4.9%
Revenues	40,292	35,997	11.9%
Income from Operations	3,267	3,064	6.6%
Income from Operations Margin (%)	8.1	8.5	-40 bps
Operative Cash Flow (EBITDA)	4,446	4,084	8.9%
Operative Cash Flow (EBITDA) Margin (%)	11.0	11.3	-30 bps

Total revenues increased 11.9% reflecting the opening of 225 net new OXXO stores in the quarter to reach 1,304 total net new store openings for the last twelve months. As of September 30, 2017, FEMSA Comercio’s Retail Division had a total of 15,999 OXXO stores. OXXO’s same-store sales increased an average of 4.9%, reflecting resilient consumer trends that were partially offset by the headwinds from natural disasters that affected central and southern Mexico during September. This performance was driven by 3.8% growth in average customer ticket and an increase of 1.1% in store traffic.

Gross profit increased by 13.8%, resulting in a gross margin expansion of 60 basis points to 37.4% of total revenues, on top of a challenging comparison base in 2016. This expansion mainly reflects: i) sustained growth of the services category, including income from financial services; ii) increased and more efficient promotional programs with our key supplier partners; and iii) healthy trends in our commercial income activity.

Income from operations increased 6.6%. Operating expenses increased 15.9% to Ps. 11,788 million, above revenues, mainly reflecting: i) our continuing initiative to improve the compensation structure of key in-store personnel; ii) a sustained increase in electricity tariffs year over year; and iii) higher secure cash transportation costs driven by increased volume and higher fuel prices. Operating margin contracted 40 basis points to 8.1% of total revenues.

October 26, 2017	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

3Q17 Financial Summary

(Millions of Ps. except same-stores sales)

	3Q17	3Q16	Var.
Same-store sales (thousands of Ps.)	1,482	1,479	0.2%
Revenues	11,395	11,194	1.8%
Income from Operations	417	396	5.3%
Income from Operations Margin (%)	3.7	3.5	20 bps
Operative Cash Flow (EBITDA)	636	625	1.8%
Operative Cash Flow (EBITDA) Margin (%)	5.6	5.6	0 bps

Total revenues increased 1.8%, mainly driven by growth in our South American operations. As of September 30, 2017, FEMSA Comercio’s Health Division had a total of 2,178 points of sale across our territories, reflecting the addition of 24 net new stores in the quarter to reach 77 total net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 0.2%, reflecting soft growth trends in the Chilean market as well as in Mexico, where we continued to experience pressure in oil-dependent southeastern markets as well as increased competitive dynamics overall.

Gross profit increased by 5.2%, resulting in a gross margin expansion of 90 basis points to 29.9% of total revenues, reflecting positive sales mix as well as a more effective collaboration and execution with our key supplier partners.

Income from operations grew 5.3%. Operating expenses increased 5.1% to Ps. 2,992 million, ahead of revenues. Operating margin increased 20 basis points to 3.7% of total revenues. In Mexico we again saw pressure on profitability as we continue advancing the integration of a single operating platform, building our distribution capabilities and increased services at our drugstores such as on-site doctors and home delivery in Mexico.

October 26, 2017	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

3Q17 Financial Summary

(Millions of Ps. except same-stations sales)

	3Q17	3Q16	Var.
Same-station sales (thousands of Ps.)	8,520	7,335	16.2%
Revenues	9,624	7,548	27.5%
Income from Operations	94	91	3.3%
Income from Operations Margin (%)	1.0	1.2	-20 bps
Operative Cash Flow (EBITDA)	130	115	13.0%
Operative Cash Flow (EBITDA) Margin (%)	1.4	1.5	-10 bps

Total revenues increased 27.5% reflecting a national price increase established at the beginning of the year as well as moderate growth in the number of stations. As of September 30, 2017, FEMSA Comercio’s Fuel Division had a total of 397 OXXO GAS service stations. Same-station sales increased an average of 16.2%, as the average price per liter increased by 18.2% reflecting the national price increase mentioned above, while the average volume decreased by 1.7% mainly from consumer reaction to the higher prices.

Gross profit increased by 19.2%, below revenues, resulting in a gross margin contraction of 50 basis points to 7.5% of total revenues as a consequence of the aforementioned national price increase.

Income from operations increased 3.3%. Operating expenses increased 22.1% to Ps. 625 million, below revenues. Operating margin contracted 20 basis points to 1.0% of total revenues, reflecting the gross margin contraction described in the previous paragraph, partially offset by expense containment and certain operating efficiencies at our service stations.

October 26, 2017	5

results FOR THE FIRST NINE MONTHS OF 2017

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

YTD Financial Summary

(Millions of Ps.)

	YTD17	YTD16	Var.
Revenues	340,950	281,970	20.9%
Income from Operations	27,580	25,548	8.0%
Income from Operations Margin (%)	8.1	9.1	-100 bps
Operative Cash Flow (EBITDA)	43,287	36,556	18.4%
Operative Cash Flow (EBITDA) Margin (%)	12.7	13.0	-30 bps
Net Income	45,693	18,356	148.9%

Total revenues increased 20.9%, mainly driven by the consolidation of Coca-Cola FEMSA Philippines and Vonpar into Coca-Cola FEMSA’s results and by solid growth across all operations. On an organic basis, 1 total revenues increased 11.0%.

Gross profit increased 18.9%. Gross margin decreased 60 basis points to 36.1% of total revenues, reflecting a contraction in Coca-Cola FEMSA’s gross margin as a result of higher sugar costs in Mexico, as well as the incorporation and growth of lower margin businesses at FEMSA Comercio.

Income from operations increased 8.0%. On an organic basis,1 income from operations decreased 1.8%. Our consolidated operating margin decreased 100 basis points to 8.1% of total revenues, reflecting: i) the incorporation of structurally lower-margin results from Coca-Cola FEMSA Philippines, ii) an operating margin contraction across several businesses, and iii) the integration and faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income increased 148.9% to Ps. 45,693 million, reflecting growth in our income from operations and higher non-operating income resulting from the sale of 5.24% of the combined interest in the Heineken Group completed on September 18, 2017, which more than offset higher financing expenses.

Net majority income per FEMSA Unit2 was Ps. 11.00 (US$ 6.06 per ADS).

Capital expenditures amounted to Ps. 17,183 million, reflecting higher investments in most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2017 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 26, 2017	6

femsa comercio – retail division

FEMSA COMERCIO – RETAIL DIVISION

YTD Financial Summary

(Millions of Ps. except same-stores sales)

	YTD17	YTD16	Var.
Same-store sales (thousands of Ps.)	764	714	7.0%
Revenues	114,022	100,646	13.3%
Income from Operations	8,064	7,401	9.0%
Income from Operations Margin (%)	7.1	7.4	-30 bps
Operative Cash Flow (EBITDA)	11,533	10,346	11.5%
Operative Cash Flow (EBITDA) Margin (%)	10.1	10.3	-20 bps

Total revenues increased 13.3%. OXXO’s same-store sales increased an average of 7.0%, driven by a 4.2% increase in average customer ticket and a 2.6% increase in store traffic.

Gross profit increased by 15.7%. Gross margin expanded by 80 basis points to 36.7% of total revenues.

Income from operations increased 9.0% resulting in an operating margin of 7.1%, which represents a contraction of 30 basis points, largely reflecting our continuing initiative to improve the compensation structure of key in-store personnel and a sustained increase in electricity tariffs.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION

YTD Financial Summary

(Millions of Ps. except same-stores sales)

	YTD17	YTD16	Var.
Same-store sales (thousands of Ps.)	1,551	1,428	8.6%
Revenues	34,850	31,119	12.0%
Income from Operations	996	973	2.4%
Income from Operations Margin (%)	2.9	3.1	-20 bps
Operative Cash Flow (EBITDA)	1,694	1,613	5.0%
Operative Cash Flow (EBITDA) Margin (%)	4.9	5.2	-30 bps

Total revenues increased by 12.0%. Same-store sales for drugstores increased by an average of 8.6%.

Gross profit increased by 13.6%. Gross margin expanded by 40 basis points to 29.2% of total revenues.

Income from operations increased 2.4% resulting in an operating margin of 2.9%, which represents a contraction of 20 basis points, reflecting: i) higher expenses in Mexico stemming from the ongoing integration of a shared business platform, ii) improvements to the incentive and compensation structure for our in-store personnel, and iii) increased services at our drugstores in Mexico.

October 26, 2017	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

YTD Financial Summary

(Millions of Ps. except same-stations sales)

	YTD17	YTD16	Var.
Same-station sales (thousands of Ps.)	8,437	6,972	21.0%
Revenues	28,211	20,562	37.2%
Income from Operations	158	179	-11.7%
Income from Operations Margin (%)	0.6	0.9	-30 bps
Operative Cash Flow (EBITDA)	259	250	3.6%
Operative Cash Flow (EBITDA) Margin (%)	0.9	1.2	-30 bps

Total revenues increased 37.2%. Same-station sales increased an average of 21.0%, driven by a 21.6% increase in the average price per liter and a slight decrease of 0.5% in the average volume.

Gross profit increased by 20.6%. Gross margin contracted by 100 basis points to 6.9% of total revenues, reflecting the fact that gross profit per liter remained flat in peso terms compared to the same period in 2016.

Income from operations decreased 11.7%, resulting in an operating margin contraction of 30 basis points, as expense containment and operational efficiencies only partially offset the contraction in gross margin described above.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

recent developments

FEMSA COMPLETES SHARE OFFERING OF A 5.24% COMBINED INTEREST IN THE HEINEKEN GROUP

On September 18, 2017, FEMSA announced the sale of 5.24% of the combined interest in the Heineken Group (the “Equity Offering”), comprising a combination of existing issued ordinary shares of both Heineken N.V. and Heineken Holding N.V.

The Equity Offering consisted of:

•	22,485,000 Shares in Heineken N.V. representing 3.90% of the issued share capital at a price of €84.50 per share, raising gross proceeds of approximately 1.9 billion Euros.
•	7,700,000 Shares in Heineken Holding N.V. representing 2.67% of the issued share capital at a price of €78.00 per share, raising gross proceeds of approximately 600 million Euros.

Following the completion of the Equity Offering, FEMSA’s shareholding in Heineken N.V. decreased from 12.53% to 8.63% and in Heineken Holding N.V. from 14.94% to 12.26%, for an overall decrease of FEMSA’s economic interest in the Heineken Group from 20.00% to 14.76%. L'Arche Green N.V., the entity through which the Heineken family exercises control of Heineken Holding N.V., acquired 2,564,102 shares of Heineken Holding N.V. in the Equity Offering.

After the Equity Offering, FEMSA, under the terms of the Corporate Governance Agreement dated April 30, 2010, retained its existing governance rights, including one seat on the Board of Directors of Heineken Holding N.V. and two seats on the Supervisory Board of Heineken N.V.

October 26, 2017	8

FEMSA continues to be a significant shareholder in the Heineken Group and a long term supporter of the Heineken Group's strategy.

CONFERENCE CALL INFORMATION:

Our Third Quarter 2017 Conference Call will be held on: Friday, October 27, 2017, 9:00 AM Eastern Time (8:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 602 6363; International: (719) 457 2735; Conference Id: 9150893. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 29, 2017, which was 18.1480 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

October 26, 2017	9

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Total revenues	114,648	100.0	100,325	100.0	14.3	5.4	340,950	100.0	281,970	100.0	20.9	11.0
Cost of sales	73,130	63.8	63,694	63.5	14.8		217,818	63.9	178,384	63.3	22.1
Gross profit	41,518	36.2	36,631	36.5	13.3		123,132	36.1	103,586	36.7	18.9
Administrative expenses	3,895	3.4	3,316	3.3	17.5		12,151	3.6	10,475	3.7	16.0
Selling expenses	27,920	24.3	23,883	23.8	16.9		83,247	24.4	67,541	23.9	23.3
Other operating expenses (income), net (1)	318	0.3	129	0.1	146.5		154	-	22	-	N.S.
Income from operations(2)	9,385	8.2	9,303	9.3	0.9	(5.9)	27,580	8.1	25,548	9.1	8.0	(1.8)
Other non-operating expenses (income)	(28,161)		965		N.S.		(27,793)		2,261		N.S.
Interest expense	2,734		2,506		9.1		8,544		6,958		22.8
Interest income	443		329		34.7		1,083		821		31.9
Interest expense, net	2,291		2,177		5.2		7,461		6,137		21.6
Foreign exchange loss (gain)	(771)		(147)		N.S.		1,409		-		N.S.
Other financial expenses (income), net.	(1,535)		(378)		N.S.		(2,819)		(1,159)		143.2
Financing expenses, net	(15)		1,652		(100.9)		6,051		4,978		21.6
Income before income tax and participation in associates results	37,561		6,686		N.S.		49,322		18,309		169.4
Income tax	6,302		1,468		N.S.		9,197		4,827		90.5
Participation in associates results(3)	2,456		2,712		(9.4)		5,568		4,874		14.2
Net consolidated income	33,715		7,930		N.S.		45,693		18,356		148.9
Net majority income	32,449		6,691		N.S.		39,368		14,477		171.9
Net minority income	1,266		1,239		2.2		6,325		3,879		63.1

Operative Cash Flow & CAPEX	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Income from operations	9,385	8.2	9,303	9.3	0.9	(5.9)	27,580	8.1	25,548	9.1	8.0	(1.8)
Depreciation	4,148	3.6	3,074	3.1	34.9		11,858	3.5	8,602	3.1	37.9
Amortization & other non-cash charges	1,280	1.1	963	0.9	32.9		3,849	1.1	2,406	0.8	60.0
Operative Cash Flow (EBITDA)	14,813	12.9	13,340	13.3	11.0	1.3	43,287	12.7	36,556	13.0	18.4	6.4
CAPEX	6,139		5,704		7.6		17,183		13,320		29.0

Financial Ratios	2017		2016		Var. p.p.
Liquidity(4)	1.88		1.37		0.51
Interest coverage(5)	6.47		6.13		0.34
Leverage(6)	0.81		0.91		(0.10)
Capitalization(7)	28.11%		31.92%		(3.81)

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of first quarter 2016.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

October 26, 2017	10

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Sep-17	Dec-16	% Var.
Cash and cash equivalents	101,139	43,757	131.1
Accounts receivable	24,666	26,222	(5.9)
Inventories	30,751	31,932	(3.7)
Other current assets	18,631	16,040	16.2
Total current assets	175,187	117,951	48.5
Investments in shares	86,954	128,601	(32.4)
Property, plant and equipment, net	114,256	102,223	11.8
Intangible assets (1)	151,238	153,268	(1.3)
Other assets	39,081	43,580	(10.3)
TOTAL ASSETS	566,716	545,623	3.9

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,434	1,912	27.3
Current maturities of long-term debt	4,303	5,369	(19.9)
Interest payable	1,562	976	60.0
Operating liabilities	84,921	78,032	8.8
Total current liabilities	93,220	86,289	8.0
Long-term debt (2)	113,121	123,494	(8.4)
Labor liabilities	5,008	4,447	12.6
Other liabilities	42,167	45,223	(6.8)
Total liabilities	253,516	259,453	(2.3)
Total stockholders’ equity	313,200	286,170	9.4
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	566,716	545,623	3.9

	September 30, 2017
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	42.1%	7.9%
U.S. Dollars	0.6%	4.5%
Euros	16.8%	1.8%
Colombian pesos	2.0%	8.3%
Argentine pesos	0.1%	22.4%
Brazilian reais	34.7%	9.1%
Chilean pesos	3.7%	5.8%
Total debt	100.0%	7.2%

Fixed rate(2)	77.2%
Variable rate(2)	22.8%

DEBT MATURITY PROFILE	2017	2018	2019	2020	2021	2022+
% of Total Debt	2.8%	13.0%	6.0%	9.0%	5.7%	63.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 26, 2017	11

FEMSA Comercio - Retail Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	40,292	100.0	35,997	100.0	11.9	114,022	100.0	100,646	100.0	13.3
Cost of sales	25,237	62.6	22,764	63.2	10.9	72,171	63.3	64,473	64.1	11.9
Gross profit	15,055	37.4	13,233	36.8	13.8	41,851	36.7	36,173	35.9	15.7
Administrative expenses	777	1.9	726	2.0	7.0	2,358	2.1	2,149	2.1	9.7
Selling expenses	10,954	27.3	9,372	26.1	16.9	31,245	27.3	26,437	26.2	18.2
Other operating expenses (income), net	57	0.1	71	0.2	(19.7)	184	0.2	186	0.2	(1.1)
Income from operations	3,267	8.1	3,064	8.5	6.6	8,064	7.1	7,401	7.4	9.0
Depreciation	1,077	2.7	914	2.5	17.8	3,128	2.7	2,632	2.6	18.8
Amortization & other non-cash charges	102	0.2	106	0.3	(3.8)	341	0.3	313	0.3	8.9
Operative cash flow	4,446	11.0	4,084	11.3	8.9	11,533	10.1	10,346	10.3	11.5
CAPEX	2,247		2,232		0.7	5,898		5,068		16.4

Information of OXXO Stores
Total stores						15,999		14,695		8.9
Net new convenience stores:
vs. Last quarter	225		234		(3.8)
Year-to-date	774		634		22.1
Last-twelve-months	1,304		1,154		13.0

Same-store data: (1)
Sales (thousands of pesos)	787.7		750.8		4.9	763.6		713.9		7.0
Traffic (thousands of transactions)	23.6		23.3		1.1	23.2		22.6		2.6
Ticket (pesos)	33.4		32.2		3.8	33.0		31.6		4.2

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 26, 2017	12

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	11,395	100.0	11,194	100.0	1.8	34,850	100.0	31,119	100.0	12.0
Cost of sales	7,986	70.1	7,952	71.0	0.4	24,686	70.8	22,168	71.2	11.4
Gross profit	3,409	29.9	3,242	29.0	5.2	10,164	29.2	8,951	28.8	13.6
Administrative expenses	392	3.4	527	4.7	(25.6)	1,226	3.5	1,288	4.1	(4.8)
Selling expenses	2,560	22.4	2,310	20.7	10.8	7,878	22.6	6,675	21.6	18.0
Other operating expenses (income), net	40	0.4	9	0.1	N.S.	64	0.2	15	-	N.S.
Income from operations	417	3.7	396	3.5	5.3	996	2.9	973	3.1	2.4
Depreciation	158	1.4	127	1.1	24.4	470	1.3	398	1.3	18.1
Amortization & other non-cash charges	61	0.5	102	1.0	(40.2)	228	0.7	242	0.8	(5.8)
Operative cash flow	636	5.6	625	5.6	1.8	1,694	4.9	1,613	5.2	5.0
CAPEX	155		187		(17.1)	527		255		106.7

Information of Stores
Total stores						2,178		2,101		3.7
Net new stores (1):
vs. Last quarter	24		67		(64.2)
Year-to-date	58		201		(71.1)
Last-twelve-months	77		1,218		(93.7)

Same-store data: (2)
Sales (thousands of pesos)	1,481.8		1,478.7		0.2	1,550.6		1,428.2		8.6

(1) Aquisitions are included.

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

October 26, 2017	13

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	9,624	100.0	7,548	100.0	27.5	28,211	100.0	20,562	100.0	37.2
Cost of sales	8,905	92.5	6,945	92.0	28.2	26,263	93.1	18,947	92.1	38.6
Gross profit	719	7.5	603	8.0	19.2	1,948	6.9	1,615	7.9	20.6
Administrative expenses	38	0.4	32	0.4	18.8	113	0.4	95	0.5	18.9
Selling expenses	582	6.0	480	6.4	21.3	1,666	5.9	1,340	6.5	24.3
Other operating expenses (income), net	5	0.1	-	-	N.S.	11	-	1	-	N.S.
Income from operations	94	1.0	91	1.2	3.3	158	0.6	179	0.9	(11.7)
Depreciation	27	0.3	21	0.3	28.6	76	0.3	60	0.3	26.7
Amortization & other non-cash charges	9	0.1	3	-	N.S.	25	-	11	-	127.3
Operative cash flow	130	1.4	115	1.5	13.0	259	0.9	250	1.2	3.6
CAPEX	72		86		(16.3)	151		180		(16.1)

Information of OXXO GAS Service Stations
Total service stations						397		348		14.1
Net new service stations
vs. Last quarter	7		13		(46.2)
Year-to-date	15		41		(63.4)
Last-twelve-months	49		75		(34.7)

Volume (million of liters) total stations	670		622		7.8	1,963		1,740		12.8

Same-stations data: (1)
Sales (thousands of pesos)	8,519.8		7,334.9		16.2	8,436.5		6,972.1		21.0
Volume (thousands of liters)	594.1		604.3		(1.7)	586.9		589.9		(0.5)
Average price per liter	14.3		12.1		18.2	14.4		11.8		21.6
Ticket (pesos)	-		-

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 26, 2017	14

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org.(A)	2017	% of rev.	2016	% of rev.	% Var.	% Org.(A)
Total revenues	49,363	100.0	42,351	100.0	16.6	(1.8)	151,459	100.0	120,628	100.0	25.6	5.1
Cost of sales	27,347	55.4	23,474	55.4	16.5		84,266	55.6	65,950	54.7	27.8
Gross profit	22,016	44.6	18,877	44.6	16.6		67,193	44.4	54,678	45.3	22.9
Administrative expenses	2,412	4.9	1,434	3.4	68.2		6,991	4.6	5,144	4.3	35.9
Selling expenses	13,852	28.1	11,761	27.7	17.8		42,482	28.2	33,147	27.5	28.2
Other operating expenses (income), net	266	0.5	38	0.1	N.S.		(25)	-	(189)	(0.2)	(86.8)
Income from operations	5,487	11.1	5,644	13.3	(2.8)	(12.6)	17,744	11.7	16,576	13.7	7.0	(6.5)
Depreciation	2,788	5.6	1,853	4.4	50.5		7,892	5.2	5,231	4.3	50.9
Amortization & other non-cash charges	1,028	2.1	683	1.6	50.5		3,002	2.0	1,666	1.5	80.2
Operative cash flow	9,303	18.8	8,180	19.3	13.7	(0.9)	28,638	18.9	23,473	19.5	22.0	4.7
CAPEX	3,292		2,742		20.1		9,642		6,893		39.9

Sales volumes
(Millions of unit cases)
Mexico and Central America	506.1	52.7	521.9	63.3	(3.0)		1,522.8	53.7	1,523.4	61.4	(0.0)
South America	133.3	13.9	155.6	18.9	(14.3)		383.7	13.5	498.8	20.0	(23.1)
Brazil	181.9	18.9	146.9	17.8	23.8		538.4	19.0	461.5	18.6	16.6
Philippines	139.5	14.5	-	-	N/A		392.3	13.8	-	-	N/A
Total	960.9	100.0	824.5	100.0	16.6		2,837.3	100.0	2,483.8	100.0	14.2

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.  Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

October 26, 2017	15

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2017	LTM(1) Sep-17	Sep-17		Dec-16
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.62%	6.55%	18.20	1.0000	20.66	1.0000
Colombia	0.12%	4.35%	2,936.67	0.0062	3,000.71	0.0069
Venezuela	153.43%	1158.69%	3,345.00	0.0054	673.76	0.0307
Brazil	0.08%	2.20%	3.17	5.7443	3.26	6.3404
Argentina	4.86%	25.12%	17.31	1.0513	15.89	1.3004
Chile	0.13%	2.01%	636.85	0.0286	667.29	0.0310
Philippines	0.88%	2.05%	51.07	0.3563	49.81	0.4148
Euro Zone	0.18%	1.68%	0.85	21.4521	0.95	21.7741

(1) LTM = Last twelve months.

October 26, 2017	16

2017 THIRD QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 25, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the third quarter of 2017.

Operational and Financial Highlights

•	Revenues grew 16.6%, while comparable revenues grew 3.9% for the third quarter of 2017.
•	Operating income decreased 2.8%, while comparable operating income grew 3.3% during the third quarter of 2017.
•	Operating cash flow increased 13.7%, while comparable operating cash flow grew 5.2% for the third quarter of 2017.
•	Majority net income increased 39.2% in the third quarter of 2017.

Results Summary

	Third Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
	2017	Δ%	Δ%	2017	Δ%	Δ%
Total revenues	49,363	16.6%	3.9%	151,459	25.6%	2.8%
Gross profit	22,016	16.6%	6.6%	67,193	22.9%	5.0%
Operating income	5,487	-2.8%	3.3%	17,744	7.0%	3.5%
Operating cash flow (2)	9,303	13.7%	5.2%	28,638	22.0%	3.5%
Net income attributable to equity holders of the company	3,152	39.2%		10,233	55.5%
Earnings per share (3)	1.50			4.90

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) 3Q EPS calculated with 2,100.8 million shares outstanding as of September 30 2017. YTD EPS calculated with 2,088.2 million shares, the weighted average of the Company’s outstanding shares over the period.

Message from the Chief Executive Officer

“As we strengthen our focus on improving our operational efficiency, rolling out our portfolio initiatives, and effectively executing at the point of sale across our markets, our revenues and operating cash flow for the third quarter grew 16.6% and 13.7%, respectively, resulting in majority net income growth of 39.2%.

Underscoring our company’s ability to adapt to diverse conditions, our Mexico and Central America division continues implementing our transformational initiatives, which helped mitigate margin pressures and the effects that hurricanes and earthquakes had on the consumer. Importantly, our operations’ effort to maintain our levels of excellence—while supporting our affected communities—merits our recognition. In South America, our affordability initiatives are showing encouraging results in Argentina and Brazil’s recovering consumer environments. In addition, our Brazilian operation continues to improve margins, driven by favorable raw material costs and efficiencies generated by our transformational initiatives. Finally, our operation in the Philippines continues to build on the growth achieved last year, delivering comparable volume and operating cash flow growth.

As we approach the final stretch of the year, we remain focused on our strategic framework to continue strengthening our portfolio, digitizing our operational capabilities, and creating a strong unified corporate culture to continue delivering value for all our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 3Q 2017	Page 17
October 25, 2017

Consolidated results for the third quarter

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 3.9% in the third quarter of 2017 as compared to the same period of 2016, driven by average price per unit case growth across most of our operations and volume growth in the Philippines and Argentina, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions declined 0.7%. Our water category grew 5.0% mainly driven by the positive performance of the Philippines, Argentina and Central America. Our sparkling category had a slight contraction of 0.8% driven by growth in Argentina and the Philippines offset by declines in the rest of our operations. Finally, our still beverage category declined 4.2% where growth in Brazil, Argentina and the Philippines was mainly offset by a decline in Colombia.

Volume: Comparable sales volume declined 1.6% in the third quarter of 2017 as compared to the same period in 2016. Our personal water portfolio’s volume grew 2.7% due to a positive performance in most of our operations. Our bulk water portfolio’s volume remained flat, driven by growth in most of our operations which was offset by a decline in Mexico. Our sparkling beverage portfolio’s volume contracted 1.7% despite growth obtained in the Philippines and Argentina. Finally, our still beverage category’s volume decreased 5.9% where growth in Brazil and Argentina was mainly offset by a decline in Colombia.

Gross profit: Comparable gross profit grew 6.6%. Our pricing initiatives, coupled with lower PET and sweetener prices in most of our operations, offset higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Argentine Peso, the Philippine Peso, and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.3% for the third quarter of 2017 as compared to the same period of 2016.

Operating cash flow: Comparable operating cash flow increased 5.2% in the third quarter of 2017.

As reported figures:

Revenues: Total revenues increased 16.6% to Ps. 49,363 million in the third quarter of 2017, including the acquisition of Vonpar in Brazil and the consolidation of our operation in the Philippines, combined with price increases aligned with or above inflation in key territories such as Mexico, Brazil and Colombia, supported by volume growth in Argentina, the Philippines, and improvements in Brazil; all despite the negative translation effect resulting from the depreciation of all our operating currencies as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 32.1% to 6,485.1 million in the third quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 16.6% to 960.9 million unit cases in the third quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 16.6% to Ps. 22,016 million, and gross margin remained flat at 44.6%.

(Continued on next page)

Press Release 3Q 2017	Page 18
October 25, 2017

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 6 million in the third quarter of 2017, compared to a gain of Ps. 49 million recorded in the third quarter of 2016. This is mainly due to (i) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is not included in the equity method as of February 2017 (ii) gains in Jugos Del Valle and our joint ventures in Brazil; and (iii) a loss in our dairy joint venture in Panama.

Operating Income: Operating income declined 2.8% to Ps. 5,487 million, and operating margin contracted 220 basis points to 11.1%, mainly driven by higher labor costs, higher freight costs, and higher diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines in February 2017, the results of this operation are not included in our share of the profit of associates for 2017, as compared to 2016. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 597 million, compared to Ps. 806 million during the third quarter of 2016, due mainly to negative currency fluctuation effects in our Venezuela operation.

Comprehensive financing result: Comprehensive financing result in the third quarter of 2017 recorded an expense of Ps. 295 million, compared to an expense of Ps. 1,860 million in the same period of 2016.

During the third quarter of 2017, we recorded an interest expense of Ps. 2,170 million, compared to Ps. 1,925 million in the third quarter of 2016. This increase was driven by: (i) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure; (ii) additional interest expense related to our refinancing strategy, as we issued new debt in Mexican Pesos at the end of June and made a partial early redemption of U.S. dollar-denominated notes in August; (iii) additional debt related to the acquisition of Vonpar; and (iv) the interest rate increase in Mexico.

These effects were partially offset by the decrease of interest rates in Brazil, the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to the existing Brazilian Real-denominated interest expense, and the reduction of debt in Argentina.

In addition, for the third quarter, we recorded a foreign exchange gain of Ps. 97 million as compared to a loss of Ps. 432 million in 2016, which was generated as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

During the third quarter of 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 1,301 million as compared to Ps. 478 million during the same period of 2016, related to higher inflation during the period in our operation in Venezuela.

Market value on financial instruments recorded a gain of Ps. 203 million as compared to a loss of Ps. 134 million in the third quarter of 2016 due to the recent decrease of interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During the third quarter of 2017, reported income tax as a percentage of income before taxes was 28.0%, compared to 23.2% in the same period of 2016. The increase of the tax rate in 2017 resulted from (i) a higher effective tax rate in Colombia; and (ii) a higher effective tax rate in the Philippines. These effects were not fully offset by tax efficiencies and ongoing efforts to reduce non-deductibles across our operations.

Net income: Reported consolidated net controlling interest income increased 39.2% to Ps. 3,152 million in the third quarter of 2017, resulting in reported earnings per share (EPS) of Ps. 1.50 (Ps. 15.01 per ADS).

Operating cash flow: Operating cash flow grew 13.7% to Ps. 9,303 million, and operating cash flow margin contracted 50 basis points to 18.8%.

Press Release 3Q 2017	Page 19
October 25, 2017

Balance Sheet (1)

As of September 30, 2017, we had a cash balance of Ps. 20,206 million, including US$209 million denominated in U.S. dollars, an increase of Ps. 9,730 million as compared to December 31, 2016. This difference was mainly driven by the cash obtained from the issuance of shares to former Vonpar’s shareholders, the consolidation of the Philippines, and the cash flow generation across our territories.

As of September 30, 2017, total short-term debt was Ps. 2,155 million, and long-term debt was Ps. 76,510 million. Total debt decreased by Ps. 10,244 million, compared to year-end 2016, mainly due to the positive translation effect resulting from the appreciation of the end-of-period exchange rate of the Mexican Peso as applied to our U.S. dollar-denominated debt position. Net debt decreased by Ps. 19,974 million compared to year-end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos at a floating and fixed rates, was 8.72%, a reduction as compared to the second quarter 2017 due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	44.8%	3.2%
U.S. Dollars	0.8%	0.0%
Colombian Pesos	2.9%	72.8%
Brazilian Reals	51.3%	84.7%
Argentine Pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	0.2%	14.3%	8.5%	12.0%	8.1%	57.0%

(1)	See page 18 for detailed information.
(2)	After giving effect to cross-currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	65,742	80,043	-17.9%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.76	2.26
Operating cash flow/ Interest expense, net (1)	4.63	5.25
Capitalization (2)	37.1%	41.3%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Press Release 3Q 2017	Page 20
October 25, 2017

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.1% in the third quarter of 2017, compared to the same period in 2016, driven by an increase in average price per unit case in Mexico, partially offset by volume declines in the division.

Transactions: Total transactions in our Mexico and Central America division declined 4.1% in the third quarter of 2017. Our sparkling beverage portfolio’s transactions contracted 4.3%. Our still beverage category’s transactions decreased by 4.7%. Our water transactions, including bulk water, remained flat driven mainly by flat performance in Mexico, not fully offset by growth in Central America.

Volume: Total sales volume for the division decreased 3.0% in the third quarter of 2017, compared to the same period of 2016. Volume decline during the quarter was mostly generated by natural disasters impacting the region. Our sparkling beverage category’s volume declined 3.6% in the division, driven by colas and partially offset by a flat performance in our flavored sparkling portfolio. Our still beverage category’s volume declined 1.6% while our personal water portfolio’s volume grew 2.0% driven by positive performance in both Mexico and Central America. Our bulk water portfolio’s volume declined 2.5% in the division due to a contraction in Mexico, which was not fully offset by growth in Central America.

Gross profit: Comparable gross profit grew 2.4% in the third quarter of 2017 as compared to the same period in 2016. In Mexico our pricing initiatives, lower PET prices, and the appreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs were offset by the increase of concentrate cost, higher prices of sweeteners. and an unfavorable currency hedging position. In Central America, lower sweetener, PET, and aluminum prices were partially offset by the depreciation of the average exchange rates of local currencies as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 7.0% in the third quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow decreased 1.8% in the third quarter of 2017 as compared to the same period in 2016.

As reported figures:

Revenues: Reported total revenues increased 3.2% in the third quarter of 2017, driven by an average price per unit case increase in Mexico, offset by volume declines in the division.

Gross profit: Reported gross profit increased 1.6% in the third quarter of 2017, and gross profit margin reached 48.6%, a gross margin contraction of 70 basis points.

Operating income: Reported operating income decreased 8.2% in the third quarter of 2017, and operating income margin reached 15.2%, contracting 190 basis points during the period, due mainly to extraordinary one-time expenses related to earthquake relief, an increase in freight expenses, higher diesel and gasoline prices in Mexico, and higher labor costs in Central America. In addition, due to the consolidation of Coca-Cola FEMSA Philippines, the results of this operation are not included in the share of the profit of associates for 2017, as compared to 2016.

Operating cash flow: Reported operating cash flow decreased 2.5% in the third quarter of 2017, resulting in a margin contraction of 120 basis points, reaching 21.6%.

Press Release 3Q 2017	Page 21
October 25, 2017

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 3.1%, driven mainly by an average price per unit case increase in most of our operations and volume growth in Argentina, which were not fully offset by volume declines in Colombia and Brazil.

Transactions: Comparable transactions in the division declined 3.3% during the third quarter of 2017. Our sparkling beverage portfolio’s transactions decreased 2.5% driven by growth in Argentina offset by a decline in Colombia and Brazil. Our still beverage category’s transactions decreased 10.9% where growth in Brazil and Argentina was offset by Colombia. Our water transactions, including bulk water, decreased 1.8% driven by growth in Argentina and a flat performance in Brazil.

Volume: Comparable total sales volume in South America contracted 3.0% during the third quarter of 2017 as compared to the same period of 2016. Our sparkling beverage category’s volume decreased 3.3%, driven by growth in Argentina, offset by Brazil and Colombia. Our still beverage category’s volume decreased 3.8% driven by growth in Brazil and Argentina, offset by Colombia. Our personal water category’s volume declined 3.8%, where growth in Argentina and Brazil was offset by Colombia. Our bulk water business’s volume grew 13.5%, driven by growth in all territories.

Gross profit: Comparable gross profit increased 11.4% as a result of our pricing initiatives, the benefit of lower PET and sweetener prices, and the appreciation of the Brazilian Real as applied to U.S. dollar-denominated raw material costs, which offset the depreciation of the average exchange rate of the Argentine Peso and the Colombian Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 18.3% as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow increased 13.6% as compared to the same period of 2016.

As reported figures:

Revenues: Reported total revenues grew 7.1% to Ps. 21,226 million in the third quarter of 2017, driven by the integration of Vonpar in Brazil, coupled with price increases aligned with inflation in Brazil and Colombia, volume growth in Argentina, and an improving performance in Brazil. These effects were partially offset by volume declines in Colombia and Venezuela and the negative translation effect resulting from the depreciation of all operating currencies of the division as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 3.8% to 2,076.1 million in the third quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 4.2% to 315.3 million unit cases in the third quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 13.5% to Ps. 8,810 million in the third quarter of 2017, and gross profit margin expanded 230 basis points to 41.5%.

Operating income: Reported operating income grew 0.7% to Ps. 1,801 million in the third quarter of 2017, resulting in a margin of 8.5%, a contraction of 50 basis points.

Operating cash flow: Reported operating cash flow grew 17.9% to reach Ps. 3,580 million in the third quarter of 2017, resulting in a margin of 16.9%, an expansion of 160 basis points.

Press Release 3Q 2017	Page 22
October 25, 2017

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 6.1% during the third quarter of 2017, driven by volume growth.

Transactions: Comparable transactions increased 9.0% in the third quarter of 2017. Our sparkling beverage portfolio’s transactions increased 7.5%. Our still beverage category’s transactions increased by 7.9%. Our water transactions, including bulk water, increased 49.1%.

Volume: Comparable total sales volume increased 7.0% in the third quarter of 2017. Our sparkling beverage category’s volume grew 9.1%, driven by 9.9% growth in colas and 7.7% growth in flavors. Our still beverage category’s volume, excluding powders, increased 28.7%. Our personal water category’s volume increased 32.4%. Our bulk water business volume grew 12.6%.

Gross profit: Comparable gross profit increased 15.8% as compared to the same period of 2016, mainly driven by lower prices of sweeteners and PET resin, partially offset by the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income increased to Ps. 145 million during the third quarter of 2017.

Operating cash flow: Comparable operating cash flow increased 35.0% as compared to the same period of 2016.

Press Release 3Q 2017	Page 23
October 25, 2017

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 2.8%, driven by average price per unit case growth across most of our operations and volume growth in Mexico and the Philippines, which was partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions declined 3.2%. Our sparkling beverage portfolio’s transactions declined 3.4%, driven by growth in Argentina, offset by the rest of our operations. Our still beverage category’s transactions decreased 3.9%, driven by growth in Mexico, Argentina, and the Philippines offset by declines in Colombia and Brazil. Our water transactions, including bulk water, remained flat, driven by growth in Mexico and the Philippines, offset by the rest of our operations.

Volume: Comparable sales volume contracted 2.6% in the first nine months of 2017 as compared to the same period in 2016. Our sparkling beverage portfolio’s volume declined 2.9%, driven by growth in the Philippines and a flat performance in Mexico, offset by a contraction in South America. Our still beverage category’s volume declined 4.2%, driven by growth in Mexico and Argentina that was offset by declines in other operations. Our personal water portfolio’s volume decreased 1.0%, driven mainly by growth in Mexico, Central America and the Philippines offset by contractions in South America. Our bulk water portfolio’s volume declined 0.3%, driven by growth in the Philippines and a flat performance in Mexico, which were offset by declines in South America and Central America.

Gross profit: Comparable gross profit grew 5.0%. Our pricing initiatives, coupled with our currency and raw material hedging strategies, offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso, and the Philippine Peso as applied to U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.5% in the first nine months of 2017.

Operating cash flow: Comparable operating cash flow increased 3.5% in the first nine months of 2017.

As reported figures:

Revenues: Total revenues increased 25.6% to Ps. 151,459 million in the first nine months of 2017, including the results of the Vonpar acquisition in Brazil and the consolidation of our operation in the Philippines beginning in February. Total revenues were also driven by price increases aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso, despite the depreciation of the Argentine Peso, the Philippine Peso, and the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 27.9% to 18,917.0 million in the first nine months of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 14.2% to 2,837.3 million unit cases in the first nine months of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 22.9% to Ps. 67,193 million, and gross margin declined 90 basis points to 44.4%.

Equity method: The reported share of the profits of associates and joint ventures recorded a gain of Ps. 5 million in the first nine months of 2017, compared to a gain of Ps. 318 million recorded in the first nine months of 2016. This is due to (i) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017, (ii) gains from our Jugos Del Valle joint venture and our joint ventures in Brazil; and (iii) a loss in our dairy joint venture in Panama.

(Continued on next page)

Press Release 3Q 2017	Page 24
October 25, 2017

Operating Income: Operating income increased 7.0% to Ps. 17,744 million, and operating margin contracted 200 basis points to 11.7%, due mainly to an increase in operating expenses, partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 707 million, compared to expenses of Ps. 1,839 million during the first nine months of 2016, due mainly to the negative currency fluctuation effects in our operation in Venezuela, partially offset by income related to the consolidation of Coca-Cola FEMSA Philippines.

Comprehensive financing result: Our comprehensive financing result in the first nine months of 2017 recorded an expense of Ps. 3,190 million, compared to an expense of Ps. 5,687 million in the same period of 2016.

During the first nine months of 2017, we recorded an interest expense of Ps. 6,829 million, compared to Ps. 5,336 million in the first nine months of 2016. This increase was driven by: (i) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S, dollar net debt exposure; (ii) additional debt related to the acquisition of Vonpar; (iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to our existing Brazilian Real-denominated interest expense; and (iv) the interest rate increase in Mexico. These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the first nine months, we recorded a foreign exchange gain of Ps. 279 million as compared to a loss of Ps. 1,838 million in 2016, which resulted from the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

During the first nine months of 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 2,163 million as compared to Ps. 794 million during the same period of 2016 related to our operation in Venezuela.

Market value on financial instruments recorded a gain of Ps. 556 million due to the recent decrease of interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During the first nine months of 2017, reported income tax as a percentage of income before taxes was 21.3%, compared to 25.1% in the same period of 2016. This reduction was driven mainly by the one-time non-operative income recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February.

Net income: Reported consolidated net controlling interest income increased 55.5% to Ps. 10,233 million in the first nine months of 2017, resulting in reported earnings per share (EPS) of Ps. 4.90 (Ps. 49.00 per ADS).

Operating cash flow: Operating cash flow grew 22.0% to Ps. 28,638 million, and operating cash flow margin contracted 60 basis points to 18.9%.

Press Release 3Q 2017	Page 25
October 25, 2017

Recent Developments

•	During September 2017, Coca-Cola FEMSA was selected as a member of the Dow Jones Sustainability Emerging Markets Index for the fifth consecutive year.
•	As of November 1, 2017, we will pay the second installment of the 2016 dividend in the amount of Ps. 1.67 per share.

Conference Call Information

Our third quarter 2017 conference call will be held on October 25, 2017, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-839-7875 or International: 719-457-2628. Participant code: 6110147. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 3Q 2017	Page 26
October 25, 2017

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of the first quarter of 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

As a result of newly issued KOF L shares, year-to-date earnings per share were computed based on 2,088.2 million shares, the weighted average outstanding shares over the period. At the end of September 2017, total outstanding shares were 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

(7 pages of tables to follow)

Press Release 3Q 2017	Page 27
October 25, 2017

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,485.1		4,908.2		32.1%	-0.7%
Volume (million unit cases) (2)	960.9		824.5		16.6%	-1.6%
Average price per unit case (2)	48.37		49.01		-1.3%
Net revenues	49,252		42,242		16.6%
Other operating revenues	112		109		2.5%
Total revenues (3)	49,363	100.0%	42,351	100.0%	16.6%	3.9%
Cost of goods sold	27,347	55.4%	23,474	55.4%	16.5%
Gross profit	22,016	44.6%	18,877	44.6%	16.6%	6.6%
Operating expenses	16,264	32.9%	13,195	31.2%	23.3%
Other operative expenses, net	260	0.5%	87	0.2%	199.8%
Operative equity method (gain) loss in associates(4)	6	0.0%	(49)	-0.1%	-112.2%
Operating income (5)	5,487	11.1%	5,644	13.3%	-2.8%	3.3%
Other non operative expenses, net	597	1.2%	806	1.9%	-25.9%
Non Operative equity method (gain) loss in associates(6)	(40)	-0.1%	0	0.0%	-11943.1%
Interest expense	2,170		1,925		12.7%
Interest income	274		153		79.1%
Interest expense, net	1,896		1,772		7.0%
Foreign exchange loss (gain)	(97)		432		-122.4%
Loss (gain) on monetary position in inflationary subsidiries	(1,301)		(478)		172.1%
Market value (gain) loss on financial instruments	(203)		134		-251.4%
Comprehensive financing result	295		1,860		-84.1%
Income before taxes	4,635		2,978		55.6%
Income taxes	1,296		691		87.7%
Consolidated net income	3,339		2,287		46.0%
Net income attributable to equity holders of the company	3,152	6.4%	2,265	5.3%	39.2%
Non-controlling interest	186		23		720.2%
Operating income (5)	5,487	11.1%	5,644	13.3%	-2.8%
Depreciation	2,788		1,853		50.5%
Amortization and other operative non-cash charges	1,028		683		50.5%
Operating cash flow (5)(7)	9,303	18.8%	8,180	19.3%	13.7%	5.2%

CAPEX	3,292		2,742

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 20,332 million from our Mexican operation, Ps. 13,190 million from our Brazilian operation, Ps. 3,415 million from our Colombian operation, Ps. 2,851 million from our Argentine operation, and Ps. 4,899 million from our Philippines operation for the third quarter of 2017; and Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 from our Colombian operation, and Ps. 2,774 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,768 million for the third quarter of 2017 and Ps. 1,836 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For the 3Q16 includes Coca-Cola FEMSA Philippines, Inc.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017	Page 28
October 25, 2017

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	18,917.0		14,793.1		27.9%	-3.2%
Volume (million unit cases) (2)	2,837.3		2,483.8		14.2%	-2.6%
Average price per unit case (2)	50.22		46.46		8.1%
Net revenues	151,193		120,296		25.7%
Other operating revenues	266		332		-19.8%
Total revenues (3)	151,459	100.0%	120,628	100.0%	25.6%	2.8%
Cost of goods sold	84,266	55.6%	65,950	54.7%	27.8%
Gross profit	67,193	44.4%	54,678	45.3%	22.9%	5.0%
Operating expenses	49,473	32.7%	38,291	31.7%	29.2%
Other operative expenses, net	(20)	-0.0%	129	0.1%	-115.2%
Operative equity method (gain) loss in associates(4)	(5)	-0.0%	(318)	-0.3%	-98.4%
Operating income (5)	17,744	11.7%	16,576	13.7%	7.0%	3.5%
Other non operative expenses, net	707	0.5%	1,839	1.5%	-61.6%
Non Operative equity method (gain) loss in associates(6)	(66)	-0.0%	(71)	-0.1%	-7.4%
Interest expense	6,829		5,336		28.0%
Interest income	641		430		49.0%
Interest expense, net	6,188		4,906		26.1%
Foreign exchange loss (gain)	(279)		1,838		-115.2%
Loss (gain) on monetary position in inflationary subsidiries	(2,163)		(794)		172.4%
Market value (gain) loss on financial instruments	(556)		(263)		111.1%
Comprehensive financing result	3,190		5,687		-43.9%
Income before taxes	13,913		9,121		52.5%
Income taxes	2,966		2,288		29.6%
Consolidated net income	10,947		6,833		60.2%
Net income attributable to equity holders of the company	10,233	6.8%	6,581	5.5%	55.5%
Non-controlling interest	714		252		183.4%
Operating income (5)	17,744	11.7%	16,576	13.7%	7.0%
Depreciation	7,892		5,231		50.9%
Amortization and other operative non-cash charges	3,002		1,666		80.2%
Operating cash flow (5)(7)	28,638	18.9%	23,473	19.5%	22.0%	3.5%

CAPEX	9,642		6,893

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 59,806 million from our Mexican operation, Ps. 41,500 million from our Brazilian operation, Ps. 10,514 million from our Colombian operation, and Ps. 9,579 million from our Argentine operation for the first nine months of 2017; Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 from our Colombian operation, and Ps. 8,145 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 8,695 million for the first nine months of 2017 and Ps. 4,899 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, one month of 2017 and nine months of 2016 from Coca-Cola FEMSA Philippines, Inc., among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017	Page 29
October 25, 2017

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,789.9		2,908.4		-4.1%	-4.1%
Volume (million unit cases)	506.1		521.9		-3.0%	-3.0%
Average price per unit case	45.89		43.13		6.4%
Net revenues	23,223		22,512
Other operating revenues	15		14
Total revenues (2)	23,239	100.0%	22,527	100.0%	3.2%	4.1%
Cost of goods sold	11,942	51.4%	11,412	50.7%
Gross profit	11,297	48.6%	11,114	49.3%	1.6%	2.4%
Operating expenses	7,652	32.9%	7,244	32.2%
Other operative expenses, net	57	0.2%	42	0.2%
Operative equity method (gain) loss in associates (3)	48	0.2%	(27)	-0.1%
Operating income (4)	3,540	15.2%	3,855	17.1%	-8.2%	-7.0%
Depreciation, amortization & other operative non-cash charges	1,475	6.3%	1,288	5.7%
Operating cash flow (4)(5)	5,015	21.6%	5,143	22.8%	-2.5%	-1.8%

Accumulated information

	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	8,467.8		8,567.0		-1.2%	-1.2%
Volume (million unit cases)	1,522.8		1,523.4		-0.0%	-0.0%
Average price per unit case	45.45		42.62		6.7%
Net revenues	69,218		64,926
Other operating revenues	41		39
Total revenues (2)	69,259	100.0%	64,965	100.0%	6.6%	6.3%
Cost of goods sold	35,375	51.1%	32,518	50.1%
Gross profit	33,883	48.9%	32,447	49.9%	4.4%	4.1%
Operating expenses	23,051	33.3%	21,393	32.9%
Other operative expenses, net	(36)	-0.1%	190	0.3%
Operative equity method (gain) loss in associates (3)	94	0.1%	(300)	-0.5%
Operating income (4)	10,774	15.6%	11,164	17.2%	-3.5%	-1.3%
Depreciation, amortization & other operative non-cash charges	4,117	5.9%	3,627	5.6%
Operating cash flow (4)(5)	14,890	21.5%	14,791	22.8%	0.7%	0.3%

(1) Except volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 20,332 million from our Mexican operation for the third quarter of 2017 and 19,362 for the same period of the previous year

YTD information: Includes total revenues of Ps. 59,806 million from our Mexican operation for the first nine months of 2017 and 55,337 for the same period of the previous year

(3) For the quarter: Includes equity method in Jugos del Valle, Estrella Azul, among others.

For YTD information: Includes Jugos del Valle, Estrella Azul, one month of 2017 and nine months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.

(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017	Page 30
October 25, 2017

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,076.1		1,999.8		3.8%	-3.3%
Volume (million unit cases) (2)	315.3		302.5		4.2%	-3.0%
Average price per unit case (2)	58.24		59.15		-1.5%
Net revenues	21,129		19,729
Other operating revenues	96		95
Total revenues (3)	21,226	100.0%	19,824	100.0%	7.1%	3.1%
Cost of goods sold	12,416	58.5%	12,061	60.8%		0.0%
Gross profit	8,810	41.5%	7,763	39.2%	13.5%	11.4%
Operating expenses	6,883	32.4%	5,951	30.0%
Other operative expenses, net	167	0.8%	45	0.2%
Operative equity method (gain) loss in associates (4)	(42)	-0.2%	(22)	-0.1%
Operating income (5)	1,801	8.5%	1,789	9.0%	0.7%	18.3%
Depreciation, amortization & other operative non-cash charges	1,779	8.4%	1,249	6.3%
Operating cash flow (5)(6)	3,580	16.9%	3,038	15.3%	17.9%	13.6%

Accumulated information

	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	6,005.0		6,226.2		-3.6%	-9.4%
Volume (million unit cases) (2)	922.1		960.4		-4.0%	-9.1%
Average price per unit case (2)	63.84		52.55		21.5%
Net revenues	67,557		55,370
Other operating revenues	226		293
Total revenues (3)	67,783	100.0%	55,663	100.0%	21.8%	0.1%
Cost of goods sold	40,217	59.3%	33,432	60.1%
Gross profit	27,566	40.7%	22,231	39.9%	24.0%	6.8%
Operating expenses	21,644	31.9%	16,898	30.4%
Other operative expenses, net	(35)	-0.1%	(60)	-0.1%
Operative equity method (gain) loss in associates (4)	(99)	-0.1%	(19)	-0.0%
Operating income (5)	6,057	8.9%	5,412	9.7%	11.9%	7.6%
Depreciation, amortization & other operative non-cash charges	5,325	7.9%	3,269	5.9%
Operating cash flow (5)(6)	11,382	16.8%	8,681	15.6%	31.1%	6.1%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Quarter information: Includes total revenues of Ps. 13,190 million from our Brazilian operation, Ps. 3,415 million from our Colombian operation, and Ps. 2,851 million from our Argentine operation for the third quarter of 2017; and Ps. 10,676 million from our Brazilian operation, Ps. 3,849 from our Colombian operation, and Ps. 2,774 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,768 million for the third quarter of 2017 and Ps. 1,836 million for the same period of the previous year.

(3) Year to date information: Includes total revenues of Ps. 41,500 million from our Brazilian operation, Ps. 10,514 million from our Colombian operation, and Ps. 9,579 million from our Argentine operation for the first nine months of 2017; and Ps. 29,011 million from our Brazilian operation, Ps. 10,856 from our Colombian operation, and Ps. 8,145 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 8,695 million for the first nine months of 2017 and Ps. 4,899 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017	Page 31
October 25, 2017

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information

	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported
Transactions (million transactions)	129.3		195.1		-33.7%
Volume (million unit cases)	18.8		35.3		-46.7%
Average price per unit case	94.20		71.61		31.5%
Net revenues	1,770		2,525
Other operating revenues	-		-
Total revenues	1,770	100.0%	2,525	100.0%	-29.9%
Cost of goods sold	1,522	86.0%	1,804	71.5%
Gross profit	248	14.0%	721	28.5%	-65.6%
Operating expenses	942	53.2%	695	27.5%
Other operative expenses, net	20	1.2%	38	1.5%
Operating income	(715)	-40.4%	(12)	-0.5%	5743.2%
Depreciation, amortization & other operative non-cash charges	939	53.0%	451	17.9%
Operating cash flow (2)	224	12.7%	439	17.4%	-48.9%

Accumulated information
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported
Transactions (million transactions)	318.1		635.2		-49.9%
Volume (million unit cases)	44.7		119.6		-62.6%
Average price per unit case	138.38		63.99		116.2%
Net revenues	6,189		7,651
Other operating revenues	-		-
Total revenues	6,189	100.0%	7,651	100.0%	-19.1%
Cost of goods sold	4,953	80.0%	5,022	65.6%
Gross profit	1,236	20.0%	2,630	34.4%	-53.0%
Operating expenses	2,991	48.3%	2,444	31.9%
Other operative expenses, net	(22)	-0.4%	5	0.1%
Operating income	(1,733)	-28.0%	180	2.4%	-1060.7%
Depreciation, amortization & other operative non-cash charges	2,616	42.3%	1,046	13.7%
Operating cash flow (2)	884	14.3%	1,226	16.0%	-27.9%

(1) Except volume and average price per unit case figures.

(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2017	Page 32
October 25, 2017

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	3Q 17	% Rev	Δ % Comparable(4)
Transactions (million transactions)	1,619.1		9.0%
Volume (million unit cases) (2)	139.5		7.0%
Average price per unit case (2)	35.11
Net revenues	4,899
Other operating revenues	-
Total revenues (3)	4,899	100.0%	6.1%
Cost of goods sold	2,989	61.0%
Gross profit	1,910	39.0%	15.8%
Operating expenses	1,728	35.3%
Other operative expenses, net	36	0.7%
Operating income (5)	145	3.0%	1933.0%
Depreciation, amortization & other operative non-cash charges	562	11.5%
Operating cash flow (5)(6)	707	14.4%	35.0%

Accumulated information
	YTD 17	% Rev	Δ % Comparable(4)
Transactions (million transactions)	4,444.2		0.3%
Volume (million unit cases) (2)	392.3		0.9%
Average price per unit case (2)	36.75
Net revenues	14,417
Other operating revenues	-
Total revenues (3)	14,417	100.0%	-1.9%
Cost of goods sold	8,674	60.2%
Gross profit	5,743	39.8%	3.0%
Operating expenses	4,778	33.1%
Other operative expenses, net	51	0.4%
Operating income (5)	914	6.3%	43.5%
Depreciation, amortization & other operative non-cash charges	1,452	10.1%
Operating cash flow (5)(6)	2,366	16.4%	14.0%

(1) Except volume and average price per unit case figures.

(2) YTD Includes the results of February to September

(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017	Page 33
October 25, 2017

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

	Sep-17		Dec-16
Assets
Current Assets		.
Cash, cash equivalents and marketable securities	Ps.	20,206	Ps.	10,476
Total accounts receivable		12,073		15,005
Inventories		11,240		10,744
Other current assets		10,464		9,229
Total current assets		53,983		45,454
Property, plant and equipment
Property, plant and equipment		126,202		106,696
Accumulated depreciation		(50,729)		(41,408)
Total property, plant and equipment, net		75,473		65,288
Investment in shares		11,292		22,357
Intangibles assets and other assets		123,607		123,964
Other non-current assets		18,824		22,194
Total Assets	Ps.	283,179	Ps.	279,256

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	2,155	Ps.	3,052
Suppliers		18,796		21,489
Other current liabilities		21,244		15,327
Total current liabilities		42,195		39,868
Long-term bank loans and notes payable		76,510		85,857
Other long-term liabilities		29,040		24,298
Total liabilities		147,745		150,023
Equity
Non-controlling interest		16,341		7,096
Total controlling interest		119,093		122,137
Total equity		135,434		129,233
Total Liabilities and Equity	Ps.	283,179	Ps.	279,256

Press Release 3Q 2017	Page 34
October 25, 2017

Quarter - Volume & Transactions
For the three months ended September 30, 2017 and 2016

Volume
Expressed in million unit cases

	3Q 2017					3Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	340.0	23.6	73.3	27.4	464.3	353.2	23.3	75.2	27.9	479.7
Central America	34.4	2.5	0.1	4.9	41.9	35.0	2.3	0.1	4.9	42.3
Mexico & Central America	374.4	26.1	73.4	32.2	506.1	388.2	25.6	75.3	32.7	521.9
Colombia	51.2	6.0	5.0	5.7	67.9	56.1	7.2	4.7	7.6	75.8
Venezuela	16.2	1.8	0.2	0.6	18.8	29.9	3.4	0.1	1.9	35.3
Brazil	161.8	9.4	1.5	9.2	181.9	130.2	8.2	1.1	7.4	146.9
Argentina	37.6	4.6	0.9	3.5	46.6	37.0	4.3	0.5	2.8	44.6
South America	266.8	21.8	7.6	19.1	315.3	253.2	23.1	6.5	19.7	302.5
Philippines	110.1	6.5	9.4	13.6	139.5	-	-	-	-	-
Asia	110.1	6.5	9.4	13.6	139.5	-	-	-	-	-
Total	751.2	54.4	90.4	64.9	960.9	641.4	48.7	81.8	52.5	824.5

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions

	3Q 2017				3Q 2016
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	2,027.5	175.9	223.3	2,426.7	2,128.2	176.7	234.6	2,539.5
Central America	286.1	14.8	62.3	363.1	289.5	14.3	65.0	368.8
Mexico & Central America	2,313.5	190.7	285.6	2,789.9	2,417.7	191.0	299.6	2,908.4
Colombia	388.1	91.6	55.5	535.2	424.3	97.2	84.2	605.7
Venezuela	105.7	17.3	6.3	129.3	148.1	32.0	15.0	195.1
Brazil	984.6	81.7	106.0	1,172.2	817.5	71.1	83.0	971.5
Argentina	191.9	24.3	23.3	239.4	185.0	21.8	20.7	227.5
South America	1,670.2	214.8	191.1	2,076.1	1,574.8	222.1	202.9	1,999.8
Philippines	1,419.5	77.5	122.2	1,619.1	-	-	-	-
Asia	1,419.5	77.5	122.2	1,619.1	-	-	-	-
Total	5,403.2	483.0	598.9	6,485.1	3,992.5	413.1	502.5	4,908.2

Press Release 3Q 2017	Page 35
October 25, 2017

YTD - Volume & Transactions
For the nine months ended September 30, 2017 and 2016

Volume
Expressed in million unit cases

	YTD 2017					YTD 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,012.6	75.7	223.7	84.9	1,397.0	1,016.4	72.6	223.9	80.1	1,393.0
Central America	103.3	7.6	0.4	14.5	125.9	107.9	7.5	0.5	14.6	130.5
Mexico & Central America	1,115.9	83.3	224.2	99.4	1,522.8	1,124.2	80.2	224.3	94.7	1,523.4
Colombia	145.2	16.9	14.2	17.4	193.7	167.6	22.1	16.0	24.9	230.6
Venezuela	38.3	4.4	0.3	1.7	44.7	101.3	9.7	1.1	7.4	119.6
Brazil	479.6	28.2	4.6	26.0	538.4	406.4	27.2	4.1	23.9	461.5
Argentina	116.8	15.0	2.4	11.1	145.3	119.8	16.9	2.4	9.6	148.7
South America	780.0	64.5	21.5	56.1	922.1	795.2	75.9	23.6	65.8	960.4
Philippines (3)	311.3	18.3	24.3	38.5	392.3	-	-	-	-	-
Asia	311.3	18.3	24.3	38.5	392.3	-	-	-	-	-
Total	2,207.2	166.1	270.0	194.0	2,837.3	1,919.4	156.0	247.9	160.5	2,483.8

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions

	YTD 2017				YTD 2016
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	6,119.3	560.8	697.2	7,377.2	6,208.2	548.0	681.5	7,437.6
Central America	856.7	46.1	187.7	1,090.5	887.6	47.0	194.7	1,129.3
Mexico & Central America	6,976.0	606.9	884.9	8,467.8	7,095.7	595.1	876.2	8,567.0
Colombia	1,109.6	231.3	171.8	1,512.7	1,272.1	290.4	257.2	1,819.7
Venezuela	261.3	41.9	14.9	318.1	482.3	86.5	66.4	635.2
Brazil	2,903.3	249.2	294.2	3,446.7	2,539.9	236.5	265.9	3,042.3
Argentina	579.0	76.1	72.4	727.5	577.3	81.4	70.2	728.9
South America	4,853.1	598.6	553.3	6,005.0	4,871.5	694.9	659.8	6,226.2
Philippines (3)	3,920.0	214.1	310.1	4,444.2	-	-	-	-
Asia	3,920.0	214.1	310.1	4,444.2	-	-	-	-
Total	15,749.1	1,419.6	1,748.3	18,917.0	11,967.3	1,289.9	1,536.0	14,793.1

(3) YTD information for the Philippines includes February to September

Press Release 3Q 2017	Page 36
October 25, 2017

Macroeconomic Information
Third quarter 2017

Inflation(1)

	LTM	3Q 17	YTD
Mexico	6.55%	1.62%	4.26%
Colombia	4.35%	0.12%	3.59%
Venezuela (2)	1158.69%	153.43%	556.23%
Brazil	2.20%	0.08%	1.81%
Argentina	25.12%	4.86%	17.31%
Philippines	3.78%	0.88%	2.35%

(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period (3)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	3Q 17	3Q 16	Δ %	YTD 17	YTD 16	Δ %
Mexico	17.82	18.72	-4.8%	18.94	18.27	3.7%
Guatemala	7.29	7.55	-3.4%	7.36	7.64	-3.7%
Nicaragua	30.23	28.79	5.0%	29.87	28.45	5.0%
Costa Rica	577.25	556.68	3.7%	572.43	548.15	4.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,976.12	2,951.04	0.8%	2,938.94	3,067.67	-4.2%
Venezuela	3,035.00	646.09	369.7%	1,675.25	437.17	283.2%
Brazil	3.16	3.25	-2.6%	3.17	3.56	-10.8%
Argentina	17.28	14.95	15.6%	16.23	14.56	11.5%
Philippines	50.84	47.06	8.0%	50.23	46.95	7.0%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Sep 2017	Sep 2016	Δ %	Jun 2017	Jun 2016	Δ %
Mexico	18.20	19.50	-6.7%	17.90	18.91	-5.4%
Guatemala	7.34	7.52	-2.3%	7.34	7.64	-4.0%
Nicaragua	30.41	28.97	5.0%	30.04	28.61	5.0%
Costa Rica	574.13	558.80	2.7%	579.87	554.20	4.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,936.67	2,879.95	2.0%	3,038.26	2,916.15	4.2%
Venezuela	3,345.00	658.89	407.7%	2,640.00	628.34	320.2%
Brazil	3.17	3.25	-2.4%	3.31	3.21	3.1%
Argentina	17.31	15.31	13.1%	16.63	15.04	10.6%
Philippines	51.07	48.26	5.8%	50.47	46.96	7.5%

(3) Average exchange rate for each period computed with the average exchange rate of each month.

(*) Exchange rate as of September, 30 2017

Press Release 3Q 2017	Page 37
October 25, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial and Corporate Officer

Date: October 26, 2017